

2Q23

RESULTS

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LEGAL NOTICE

This presentation may include some statements that express the expectations, beliefs and assumptions of BRF S.A. ("BRF" or "Company") management about future events or results. Such statements do not correspond to historical facts, and are based on currently available competitive, financial and economic data, and on current projections about the industries in which BRF operates.

Verbs such as "anticipate," "believe," "estimate," "expect," "project," "plan," "predict," "aim," "target," "seek," and other verbs of similar meaning are intended to identify these forward-looking statements, which involve risks and uncertainties that could result in material differences between current data and the projections in this presentation and do not guarantee any future performance by BRF. Factors that may affect the performance of BRF include, but are not limited to: (i) acceptance of BRF products by the market; (ii) volatility related to the Brazilian economy, the economies of the countries in which BRF also operates in a relevant manner, and the financial and securities markets and the very competitive industries in which BRF operates; (iii) changes in legislation and taxation and governmental policies related to the domestic and foreign markets for animal protein and other related products; (iv) increased competition from new producers in the Brazilian and international markets; (v) ability to keep up with rapid changes in the regulatory and technological environments; (vi) ability to maintain a continuous process to introduce new competitive products and services and preserve the competitiveness of existing ones; (vii) ability to attract customers in domestic and foreign jurisdictions; (viii) the impacts resulting from the pandemic caused by COVID-19 especially in Brazil and in other markets where BRF operates; (ix) the increase in inflation at the global level; and (x) negative effects of Ukraine's war on the world market. Other factors that may materially affect results can be found in BRF's Reference Form and BRF's annual report on Form 20-F, as filed with the U.S. Securities and Exchange Commission, especially in the section "Risk Factors."

All statements in this presentation are based on the information and data available on the date they were issued, and BRF does not undertake to update them with the emergence of new information or future events.

This presentation does not constitute an offer to sell or a solicitation to buy any securities.



MAIN FINANCIAL HIGHLIGHTS

Indicator	2Q23	2Q22
Net Revenues[1] R$ million	13,161	13,330 in 2Q22
Adjusted EBITDA R$ million	1,006	1,496 in 2Q22
Operating Cash Flow R$ million	1,166	961 in 2Q22

Net Debt and Leverage

		Pro forma
Net Debt	R$15.3 bn	R$9.9 bn[2]
Leverage	3.75x	2.42x[2]

2.98x in 2Q22

(1) Managerial figure, in which it is excluded the FX impact of the debt designated as hedge accounting and the hyperinflation in Turkey. For further details, please refer to the Management Report; (2) Pro forma Net Debt and Leverage, considering the follow-on proceeds of R$5.4 billion

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CONSOLIDATED FINANCIAL RESULTS

Gross Profit and Margin (R$ million, %)


18.9%
15.3%
18.5%
16.5%
12.7%
15.9%
12.2%
2,526
2,625
2,459
1,683
2,092
1,983
2,598
2,439
1,673
1,486
2Q22
3Q22
4Q22
1Q23
2Q23
Gross Profit
Pro Forma Gross Profit[1]
Gross Margin

Adjusted EBITDA and Margin (R$ million, %)


11.6%
9.8%
7.3%
4.6%
8.2%
11.2%
7.6%
1,496
1,384
1,079
607
1,006
2Q22
3Q22
4Q22
1Q23
2Q23
Adjusted EBITDA
Adj. EBITDA Margin

(1) Excludes the FX impact of the debt designated as hedge accounting in 2Q22 and 2Q23 and the hyperinflation in Turkey in all quarters presented above. For further details, please refer to the Management Report

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BRAZIL



Expansion of EBITDA margin, with **increasing profitability trend in Processed products**



6.5%
7.0%
9.9%
8.0%
9.6%
427
474
766
513
627
2Q22
3Q22
4Q22
1Q23
2Q23
Adjusted EBITDA
Adj. EBITDA Margin

BRAZIL: BUSINESS ENVIRONMENT

Poultry and Pork Prices in Brazil – JOX[1]


100
Strong pressure on prices of *in natura* products, notably Poultry
96
79
69
3Q22
4Q22
1Q23
2Q23
Chicken Breast
Chicken Leg
Pork Carcass

EBITDA Margin by Category – BRF[2]


Relevant margin growth of Processed Products
100
105
93
3Q22
4Q22
1Q23
2Q23
In Natura
Processed Products

Average Monthly Prices of Grains (LTM)[3]


100
90
67
61
Continuous downward trend in grains' prices
Jul-22
Sep-22
Nov-22
Jan-23
Mar-23
Jun-23
Corn
Soybean Meal
Soy Oil

- **The drop** in the price of **oils** used in the production of margarines is already being **reflected in COGS.**
- **The drop** in the price of **corn and soybean meal are expected to impact COGS in the upcoming quarters** due to the inventory turnover of our chain.

(1) Source: JOX. Base 100 = 3Q22; (2) Source: internal data. Base 100 = 3Q22. Excludes commemorative products; (3) Source: Bloomberg/CEPEA. Base 100 = July/2022

BRAZIL: CONSUMPTION ENVIRONMENT

Improvement of these macroeconomic indicators contributes towards to a more beneficial environment for the consumption of our main categories

Consumer Confidence at highest level since 2019

Consumer Confidence Index – FGV


92.3
79.5
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23

Income recovery and high occupancy rates

Average Labor Income (R$) – IBGE

Unemployment Rate (%) – IBGE


2,921
2,789
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23
7.9
8.0

Decelerating inflation rate

IPCA, 12-m accumulated, YoY (%) – IBGE


10.1
3.2
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23

Sources: FGV and IBGE

BRAZIL: BRANDS AND EXECUTION



Sadia

Campaigns

The most valuable and preferred brand in the food industry[1]

PERDIGÃO

Campaigns

Most chosen food brand in Brazil[2]

Qualy

Deline

Campaigns

Top-selling brands of Margarine in Brazil[3]

- **Continuous improvement of commercial execution,** with **growth of 4.5 thousand active clients** vs 1Q23 and maintenance of items sold per client.
- **Greater presence of promoters** in the main retail stores, resulting in **better commercial execution** reflected in **shelf space increase** and **higher adherence to recommended retail prices.**
- **High logistics service** levels, leading to **higher sales volume** and allocation of the **"ideal product portfolio".**

39.0% market share in Processed products[4]



(1) Kantar Insight 2022 and Brand Finance 2023; (2) Kantar Brand Footprint 2023; (3) Nielsen Retail Index Evolution Mar' 22-May' 23; (4) Nielsen – revenue market share (3rd bimester 2023)

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INTERNATIONAL

Gradual price increase in USD in the main markets and **improvement in operating indicators** contributed to the **reduction of costs and margins recovery**



15.7%
12.1%
2.6%
-1.7%
4.0%
963
795
164
-106
241
2Q22
3Q22
4Q22
1Q23
2Q23
Adjusted EBITDA
Adj. EBITDA Margin

Key player in Brazilian **poultry exports**[1]
26% market share

Key player in Brazilian **pork exports**[1]
18% market share

(1) SECEX (Jun-23)

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INTERNATIONAL: HIGHLIGHTS BY REGION

Halal DDP

- **Leadership** in chicken exports to GCC countries **with ~50% market share**
- **Positive results in Turkey** with continuous **increase of share of processed products** in sales volumes (+1.1 p.p. vs. 1Q23).
- **Launch of new SKUs,** from the Easy and Juicy line, prioritizing **assertive innovations and high value-added items.**



ساديا Sadia **36.7%** market share in the GCC countries

Banvit **20.2%** market share in Turkey

Direct Exports and Asia

- **15 export authorizations to Asia** (China, Japan and Singapore), **South Africa** and **Argentina.**
- Resumption of **exports from Lajeado Minuano, Marau and Lucas do Rio Verde to China** contributed to the **maximization of revenues.**
- **22% drop in unsold inventories.**

Chicken exports share[1]	**+3.5 p.p.** Africa **+1.9 p.p.** China	**+3.2 p.p.** Americas **+1.4 p.p.** Non-GCC
Pork exports share[1]	**+5.4 p.p.** China	**+2.7 p.p.** Singapore

(1) SECEX (Jun-23 vs 1Q23)

OTHER SEGMENTS

Improvement in the industrial yield, as a result of the **Efficiency Program,** strengthened the production volumes of the Core categories, **maximizing Company's profitability**


19.2%
21.0%
19.8%
18.8%
16.6%
130
144
135
118
101
2Q22
3Q22
4Q22
1Q23
2Q23
Adjusted EBITDA
Adj. EBITDA Margin

Pet Food



- Following the states of SP and RJ, **we concluded the implementation of the direct sales model in the South region of the country.**
- **Recognition of the portfolio and quality of the relationship with veterinarians,** according to the *CVA Veterinários 2023* survey.
- **Expansion of the marketing strategy,** with **advertising clippings by Gran Plus** during **MasterChef Brasil's** breaks.

Balance GRAN PLUS BIOFRESH GUABI NATURAL

Ingredients

brf ingredients

- **Production expansion in the plant of Concórdia,** with a **new line** dedicated to **high value-added items (biotechnology).**
- **Maintenance of the market diversification** strategy, **strengthening the presence in Southeast Asia.**



EFFICIENCY PROGRAM CAPTURES

ANIMAL COSTS

↓+ Food Conversion

Poultry


-1.8%
-2.3%
-3.3%

Swine


-0.7%
-1.3%
-1.5%

↓+ Mortality Rate

Poultry


-0.4p.p.
-1.8p.p.
-1.6p.p.

↑+ Outbreak

Poultry


1.8p.p.
3.6p.p.
2.4p.p.

INDUSTRY AND WASTES

↑+ Yield (*In Natura*)


1.8p.p.
2.5p.p.
2.2p.p.

↓+ Wastes


9.3%
-36.8%
-43.8%

COMMERCIAL AND LOGISTICS

↓+ Returns – Brazil


-0.4%
-0.7%
-0.6%

↑+ Logistics Service Level[1]


0.0p.p.
8.0p.p.
9.2p.p.

■ 2Q23 vs 1Q23 ■ 2Q23 vs 2Q22 ■ YTD '23 vs YTD '22

(1) OTIF: On Time In Full



ESG
HIGHLIGHTS

ESG: HIGHLIGHTS AND DEVELOPMENTS

In line with our **Net Zero strategy, Sadia's portfolio now has three zero-carbon items:** cauliflower wings, vegetable nuggets and vegetable protein nuggets.

Reinforcing our **pioneering in Animal Welfare,** starting from 2023, we are committed to **adopting the pre-implantation model for the gestation of sow in all new projects.**

For the first time we carried out the **dual materiality process that guided the publication of our 2022 Integrated Report, which is compliant with the highest sustainability standards,** aligned to the Sustainability Accounting Standards Board (SASB) and to the Task Force on Climate-Related Financial Disclosures (TCFD).

We advanced from BB category to BBB in the MSCI ESG Rating. Furthermore, we are the **#1 Company within the Protein segment in the Merco ESG Responsibility Ranking.**

The **BRF Institute continues to support initiatives that foster entrepreneurship and socioeconomic inclusion,** promoting education to reduce food waste.





CAPITAL STRUCTURE

INDEBTEDNESS

Net Debt (R$ MM) and Leverage[1] (x)


2.98x
3.10x
3.55x
3.35x
3.75x
2.42x[2]
14,266
14,830
14,598
15,295
15,268
5,400
9,868
2Q22
3Q22
4Q22
1Q23
2Q23
PTAX (USD/BRL)[4]
5.24
5.41
5.22
5.08
4.82

Debt Profile (R$ MM)

Debt schedule considers the principal amount with the accrual of the IPCA inflation index

73% capital markets

45% of gross debt in hard currencies

7.2 years average debt term


Hard Currencies[3]
Other Currencies
16,749
RCF
3,000
Follow-on
5,400
Cash & Equivalents
8,349
1,926
3,160
1,351
3,880
2,975
931
624
3,800
1,512
341
3,235
Cash & Equiv.
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
...
2050

(1) Leverage: Net Debt / Adjusted EBITDA LTM; (2) Pro forma Net Debt and Leverage considering the follow-on proceeds of R$5.4 billion; (3) Considers the following currencies: USD (U.S. dollars), EUR (Euro) and AED (United Arab Emirates Dirham); (4) End of Period FX rate

FREE CASH FLOW

R$ million


FREE CASH FLOW
EX-FX EFFECTS
2Q22
1Q23
2Q23
(770)
(910)
(427)
1,006
159
(707)
(885)
(427)
(268)
(695)
EBITDA (Adjusted) 2Q23
Working Capital
Cash Flow from Investing Activities
Cash Flow from Financing Activities ex-FX effects
Free Cash Flow ex-FX effects
Derivatives and Cash FX Variation
Free Cash Flow 2Q23

NET DEBT EVOLUTION

R$ million


-27 (-0.2%)
15,295
(1,166)
707
885
(453)
15,268
(5,400)
9,868
Net Debt 1Q23
3.35x
Operating Cash Flow
Investing Cash Flow
Financing Cash Flow ex-FX Effects
FX Variation (Debt, Cash, Interest and Derivatives)[1]
Net Debt 2Q23
3.75x
Follow-on
Pro Forma Net Debt 2Q23
2.42x

Leverage: Net Debt / EBITDA LTM

(1) Cash Effect: R$ 104 MM (Δ Cash and Equivalents); – R$ 244 MM (Interest Paid on Debt); R$ 164 MM (Cash Derivatives); Non-Cash Effects: – R$ 896 MM (Debt FX Variation); R$ 788 MM (Debt Accrued Interest); R$ 369 MM (Debt Derivatives)

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FINAL REMARKS



Efficiency Program: impacts starting to be reflected in cost reduction. Additional capture of ~R$540 million[1] in 2Q23

Continuous improvement of commercial execution in Brazil: growth in the number of active clients and high logistics service levels

Continuous drop in grains' prices with a more noticeable impact in costs in the upcoming quarters

Security indicators at the best historical levels. We have been able to reduce in 71.3% the severity rate and in 6.4% the frequency rate[2]

Most chosen brands. Highlight to the **pioneering campaign between McDonald's and BRF, exclusive supplier** of McNuggets®

R$5.4 billion capital increase, led by **Marfrig and SALIC,** aiming at **improving the capital structure**

(1) Note that the captures are being measured by improvements in operational indicators compared to the same period of the previous year. The values captured will be reflected in our results according to the inventory turnover of our chain; (2) 1H23 vs 1H22



Q&A